U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                               FORM 10-SB


                General Form for Registration of Securities
                        of Small Business Issuers
                      Under Section 12(b) or (g) of
                  the Securities Exchange Act of 1934



                           HDL CAPITAL CORP.
                   (Name of Small Business Issuer)



       Nevada                                      33-1001725
-------------------------------        -------------------------------------
(State or Other Jurisdiction of        I.R.S. Employer Identification Number
Incorporation or Organization)



                        Suite 2602 - 1111 Beach Ave
                        Vancouver, British Columbia
                             Canada V6E 1T9
          ----------------------------------------------------------
         (Address of Principal Executive Offices including Zip Code)


                             (604) 608-4226
                         -------------------------
                       (Issuer's Telephone Number)


        Securities to be Registered Under Section 12(b) of the Act:

                                 None
                               --------

           Securities to be Registered Under Section 12(g) of Act:

                     Common Stock, $0.001 Par Value
                     -----------------------------
                           (Title of Class)

                              TABLE OF CONTENTS

BUSINESS                                                                  4

History and Organization                                                  4
Proposed Business                                                         4
Risk Factors                                                              5

PLAN OF OPERATION                                                         7

Structure of Acquisition                                                  9
Employees                                                                10
Competition                                                              10
Liquidity and Capital Resources                                          11

DESCRIPTION OF PROPERTY                                                  11

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT           11

DIRECTORS, EXECUTIVE OFFICERS, PROMOTER AND CONTROL PERSONS              12

EXECUTIVE COMPENSATION                                                   13

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                           13

DESCRIPTION OF SECURITIES                                                14

MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS           15

LEGAL PROCEEDINGS                                                        16

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE                                      16

RECENT SALES OF UNREGISTERED SECURITIES                                  16

INDEMNIFICATION OF DIRECTORS AND OFFICERS                                17

FINANCIAL STATEMENTS                                                     18

Report of Independent Auditors dated October 8, 2002

Balance Sheet as of September 30, 2002

Statement of Operations for the period April 25, 2002 (inception) to September 30, 2002

Statement of Stockholders' Equity for the period April 25, 2002 (inception) to September 30, 2002

Statement of Cash Flows for the period April 25, 2002 (inception) to September 30, 2002

Notes to Financial Statements


INDEX TO EXHIBITS AND EXHIBITS                                           27

SIGNATURES

DESCRIPTION OF BUSINESS.


HISTORY AND ORGANIZATION

HDL Capital Corp. ("HDL") was organized under the laws of the State of Nevada
on April 25, 2002.    HDL was incorporated with an authorized capital of
100,000,000 shares of common stock with a par value of $0.001.

HDL was organized for the purpose of creating a corporate vehicle to locate and acquire an operating business entity which management believes is a suitable acquisition candidate (a "target company"). HDL will not restrict its search to any specific business, industry or geographical location.

HDL does  not currently engage in any business activities  that provide any cash
flow.   The costs of identifying, investigating, and analyzing business combina-
tions will be paid with money in HDL's treasury or loaned to HDL by management.

Although HDL was under no obligation to do so, it has voluntarily filed this registration statement because it believes that it can better facilitate its business goals if it is a "reporting issuer" under the Securities Exchange Act of 1934 (the "Exchange Act"). We intend to proceed as an electronic filer when filing reports under the Exchange Act and, as a result, the public will in the future be able to access these reports on the SEC's EDGAR website which contains reports, proxy and information statements and other information for reporting issuers. The address of the SEC's website is www.sec.gov. Annual proxy inform-ation sent to shareholders prior to annual meetings of shareholders will include financial statements for HDL.

PROPOSED BUSINESS

HDL will seek to locate and acquire a target company which, in the opinion of HDL's management (sometimes referred to as the "Management"), offers long term growth potential. HDL will not restrict its search to any specific business, industry or geographical location. HDL may seek to acquire a target company which has just commenced operations, or which works to avail itself of the benefits of being a "reporting issuer" in order to facilitate capital formation to expand into new products or markets.

There are certain perceived benefits to being a reporting company with a class of registered securities. These are commonly thought to include the following:

* the ability to use registered securities to make acquisitions of assets or businesses;
*  increased visibility in the financial community;
*  the facilitation of borrowing from financial institutions;
*  improved trading efficiency;
*  shareholder liquidity;
*  greater ease in subsequently raising capital;
*  compensation of key employees through stock options;
*  enhanced corporate image;
*  a presence in the United States capital market.



A target company, if any, which may be interested in a business combination with HDL may include the following:

* a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;
* a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;
* a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;
* a company which believes that it will be able obtain investment capital on more favorable terms after it has become public;
* a foreign company which may wish an initial entry into the United States securities market;
* a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;
* a company seeking one or more of the other perceived benefits of becoming a public company.

There is no assurance that HDL will be able to effect an acquisition of a target company. In addition, at this time, no specifics as to an acquisition or as to the nature of the target company can be provided.


                              RISK FACTORS

HDL's proposed business is subject to numerous risk factors, including the following:

HDL'S PRESENT MANAGEMENT WILL BE REPLACED AND CONTROL WILL
PASS IF WE ACQUIRE A TARGET COMPANY

Upon the successful completion of the acquisition of a target company, HDL anticipates that it will have to issue to the target company or its shareholders common stock which, when issued, will comprise a majority of HDL's then issued shares of common stock. HDL will no longer be controlled by its current shareholders and its existing management may be replaced.

HDL'S PRESENT MANAGEMENT HAVE OTHER BUSINESS INTERESTS WHICH
MAY CONFLICT WITH THE BUSINESS OF HDL

The present management of HDL have other business interests and involvements which may compete with HDL for funding or for an acquisition target.

THERE IS THE POTENTIAL OF FUTURE 144 SALES OF OUR STOCK AFFECTING
THE VALUE OF SHAREHOLDERS' SHARES

Of the 100,000,000 shares of HDL's Common Stock authorized, there are presently issued and outstanding 90,000 shares; of which all 90,000 shares are "restricted securities" as that term is defined under the Securities Act of 1933 (the "Securities Act"), and in the future may be sold in compliance with Rule 144 of the Act, or pursuant to a Registration Statement filed under the Act. Rule 144 provides, in essence, that a person holding restricted securities for a period of 1 year may sell those securities in unsolicited brokerage transactions of in transactions with a market maker, in an amount equal to 1% of HDL's outstanding common stock every 3 months. Rule 144 also permits, under certain circum-stances, the sale of shares by a person who is an affiliate of HDL and who has satisfied a two (2) year holding period without any quantity limitation, whether or not there is adequate current public information available. Investors should be aware that sales under Rule 144, or pursuant to a registration statement filed under the Securities Act, may have a depressive effect on the market price of HDL's common stock in any market that may develop for such shares.

At present, HDL is defined as a "blank check" company. Securities of such a company are not eligible for resale under Rule 144. As a result, investors will not be able to use the Rule 144 exemption from resale registration unless HDL effects some type of business combination or merger as it plans.

ANTICIPATED ISSUANCE OF ADDITIONAL SHARES MAY DILUTE EXISTING
SHAREHOLDERS

HDL's is authorized to issue up to 100,000,000 shares of common stock. HDL's Board of Directors has the power to issue any or all of such unissued but authorized shares without stockholder approval for such consideration as it deems. Management anticipates that it may choose to issue a substantial amount of HDL's shares in connection with the acquisition of a target business

HDL MAY NOT BE ABLE TO OBTAIN FINANCING NEEDED TO EFFECT A
MERGER OR ACQUISITION.

HDL cannot say with any degree of certainty the capital requirements for any particular acquired business, merger or acquisition as HDL has not yet identified any acquisition candidates. If our target company requires additional financing, we may be unable to secure it.

PENNY STOCK RULES MAY APPLY TO ANY FUTURE SALES OF OUR
SECURITIES LIMITING OUR SHAREHOLDER'S LIQUIDITY

Under SEC Rule 15g-9, a broker or dealer may not sell a "penny stock" (as defined in Rule 3a51-1) to effect the purchase of a penny stock by any person unless:

(1)  such sale or purchase is exempt from Rule 15g-9; or

(2) prior to the transaction the broker or dealer has (a) approved the person's account for transaction in penny stocks in accordance with Rule 15g-9 and (b) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

The United States Securities and Exchange Commission (the "Commission") has adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (a) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years; (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years; or (iii) average revenue of at least $6,000,000 for the preceding three years; (b) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; (c) and a security that is authorized or approved for authorization upon notice of issuance for quotation on the National Association of Securities ("NASD") Dealers Automated Quotation System ("NASDAQ").

It is likely that HDL's common stock will be subject to the regulations on penny
stocks.   Consequently, the market liquidity for HDL's common stock may be adversely affected by such regulations. This, in turn, may affect shareholder's ability to sell their shares following the completion of an acquisition.

THERE IS NO TRADING MARKET FOR HDL'S SECURITIES AND, AS A RESULT,
SHAREHOLDER'S LIQUIDITY IS LIMITED

There is no trading market for our securities and there can be no assurance given that any such market will develop or, if management seeks to list HDL's securities for trading on an exchange such as the proposed NASD BBX exchange, that a listing will be secured.

WE HAVE NO OPERATING REVENUE TO SUPPORT OUR BUSINESS PLANS

As a result, HDL is entirely dependent upon raising equity capital or securing loans from persons such as its management, to fund any merger or acquisition and to fund other activities such as the preparation and filing of financial statements as a reporting issuer.

PLAN OF OPERATION

For the next 12 months, management of HDL intends to pursue its goal of identifying a target company and acquiring that company.

HDL has only a very limited financial history, having had no active business
operations to date and having been incorporated only in April of 2002.    At
September 30, 2002, HDL had current assets (cash) of $733 and an accumulated deficit of $1,622. Its accounts payable were $750 and a total of $1,515 was due to related parties, namely the directors of HDL, for funds they had loaned to HDL.

No comparison for previous years or previous periods is available given that HDL was only incorporated in April of 2002. Similarly, reported financial informa-tion may not necessarily be indicative of future operating results or of future financial conditions, particularly if we are successful in identifying a target company or engaging in an acquisition of a target company.

Management anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. Management and its affiliates pay referral fees to consultants and others who refer target businesses for mergers into public companies in which management and its affiliates have an interest. Payments are made if a business combination occurs, and may consist of cash or a portion of the stock in HDL retained by management and its affiliates, or both.

HDL will not restrict its search to any specific business, industry, or geographical location and HDL may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because HDL has nominal assets and limited financial resources.

HDL may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. HDL may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

HDL anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

HDL has, and may continue to have, no capital with which to provide the owners of business entities with any cash or other assets.

The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of HDL and in some cases, share-holders of HDL whose background makes them capable of assessing such business
opportunities, these persons are not professional business analysts.    In
analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of HDL.

Following a business combination HDL may benefit from the services of others in regard to accounting, legal services, underwriting and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

STRUCTURE OF ACQUISITION

In implementing a structure for a particular business acquisition, HDL may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with a target company. It may also acquire stock or assets of a target company. Upon consummation of an acquisition, it is likely that the present management and shareholders of HDL will no longer be in control of HDL. In addition, it is likely that HDL's officers and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, HDL may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times there-after. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after HDL has entered into an agreement for a business combination or has consummated a business combination and HDL is no longer considered a blank check company. The issuance of additional securi-ties and their potential sale into any trading market which may develop in HDL's securities may depress the market value of HDL's securities in the future if such a market develops, of which there is no assurance.

While the terms of a business transaction to which HDL may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code").

With respect to any merger or acquisition negotiations with a target company, management expects to focus on the percentage of HDL which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, HDL's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in HDL following any merger with or acquisition of a target company. The percentage of ownership may be subject to significant reduction in the event HDL acquires a target company with substan-tial assets. Any merger or acquisition effected by HDL can be expected to have a significant dilutive effect on the percentage of shares held by HDL's shareholders at such time.

HDL will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain represent-ations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

HDL will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. HDL is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of HDL to file audited financial statements as part of or within 60 days following its Form 8-K to be filed with the Securities and Exchange Commission upon consumma-tion of a merger or acquisition, as well as HDL's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure HDL's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of HDL.

NO DIVIDENDS

HDL has not paid any dividends on its common stock; nor does HDL intend to declare and pay dividends prior to the consummation of an acquisition. The payment of dividends after any acquisition will be within the discretion of HDL's then Board of Directors.

EMPLOYEES

HDL presently has no employees.  HDL has three officers and three directors.
Mr. Philip Cassis is the President and a Director of HDL, Mr. Christopher Farber is the Secretary and a Director of HDL and Mr. William Little is the Treasurer and a Director of HDL. Messrs. Cassis, Little and Farber are all engaged in other business activities, and the amount of time they will both devote to HDL's business will vary but is not expected to exceed 50% of their time at any given time.

COMPETITION

HDL will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than HDL. In view of HDL's combined extremely limited financial resources and limited management availability, HDL will continue to be at a significant competitive disadvantage compared to HDL's competitors.

LIQUIDITY AND CAPITAL RESOURCES

HDL has limited working capital and a deficit. The ability of HDL to continue as a going concern is dependent upon its ability to obtain adequate financing to reach profitably levels of operation. It is not possible to predict whether financing efforts will be successful or if HDL will attain profitable levels of operations.

DESCRIPTION OF PROPERTY

HDL has no properties and at this time has no agreements to acquire any properties. In addition to its Nevada address, HDL's mailing address, is 2602-1111 Beach Avenue, Vancouver, B.C., Canada. HDL is not party to any leasing or rental agreements and does not pay to use as a mailing address the address of one of its directors, Christopher Farber, in Vancouver.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth each person known by HDL to be the beneficial owner of five percent or more of HDL's Common Stock, all directors individually and all directors and officers of HDL as a group. Unless otherwise noted, each person has sole voting and investment power with respect to the shares shown.

----------------------------------------------------------------------------
NAME AND ADDRESS OF         SHARES OF           ATTRIBUTED       APPROXIMATE
BENEFICIAL OWNER            COMMON STOCK        BENEFICIAL       PERCENTAGE
                            BENEFICIALLY        OWNERSHIP        OWNED
                            OWNED
----------------------------------------------------------------------------
Philip Cassis                10,000               N/A             11.11%
361 Wellington Street
St. Thomas, Ontario
N5R 2T4

William J. Little           10,000                N/A             11.11%
5588 Willow Street
Vancouver, BC V5Z 3S4

Christopher D. Farber       10,000                N/A             11.11%
2602-1111 Beach Avenue
Vancouver, BC V6E 1T9

Officers and Directors      30,000                N/A             33.33%
as a Group (3 people)
--------------------------------------------------------------------------

HDL has no outstanding stock options or warrants to purchase any additional shares. No employee or consultant incentive stock option plan has been considered or approved.

An agreement to acquire a target company would likely result in a change of control if completed.



DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Set forth below is the name of each of the directors and officers of HDL, all positions and offices with HDL held, the period during which such person has never served as such, and the business experience during at least the last five years:

Name                       Age      Positions and Offices Held
--------------------------------------------------------------------------
Philip Cassis              60       President and Director
                                   (since inception on April 25, 2002)

Christopher D. Farber      35       Secretary and Director
                                   (since inception on April 25, 2002)

William J. Little          60       Treasurer and Director
                                   (since inception on April 25, 2002)

Mr. Philip Cassis - Mr. Cassis has been self-employed as a business consultant for the previous 5 years. Mr. Cassis' business experience is in the areas of marketing, sales and finance of various companies for which he performs consulting and management services.

Mr. Christopher Farber - For the previous five years, Christopher Farber has been employed as a lawyer. He is presently practicing as CD Farber Law Corporation, a sole practice. He is also employed since November, 2001 as corporate counsel to Eiger Technology, Inc., a Canadian company. Mr. Farber has a bachelor's degree in economics from University of Victoria. He also has a bachelor's of law degree (LLB) from the University of Toronto and a Master's degree in Business Administration from the University of Toronto.

Mr. William J. Little - Since taking early retirement in 1996 as a partner from BDO Dunwoody, an international firm of Chartered Accountants, William Little has been self-employed as a business consultant. Mr. Little has a Bachelor of Commerce and Business Administration from the University of British Columbia.
He has been a Chartered Accountant since 1967.

The directors and officers of HDL are not expected, at any time, to devote more than 50% of their time to the business of HDL. None has been involved, during the past five years, in legal proceedings described in Item 401(d) of Regulation S-B.

The directors are elected by shareholders at annual shareholders' meetings and their term expires at the next annual shareholders' meeting. The officers serve at the pleasure of the board of directors and have no set term of office. The next annual shareholders' meeting of HDL should take place in March of 2003 at which time the directors' terms will expire.

None of the directors or officers of HDL presently holds a position as a director or officer of another reporting issuer.

Conflicts of Interest.

HDL's officers and directors may organize other companies of a similar nature and with a similar purpose as HDL. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of HDL. Insofar as the officers and the sole director are engaged in other business activities, he will devote only a minor amount of time to HDL's affairs. HDL does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to HDL's proposed business operations.

A conflict may arise in the event that another blank check and/or blind pool company (a "blind pool company") with which management is affiliated is formed and actively seeks a target company. It is anticipated that target companies will be located for HDL and other blind pool companies in chronological order of the date of formation of such blind pool companies or by lot. However, any blank check companies that may be formed may differ from HDL in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blind pool company formed after HDL. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blind pool company regardless of date of formation or choice by lot. The directors will be responsible for seeking, evaluating, negotiating and consummating a business combination with a target company which may result in terms providing benefits to the directors.

Management has not adopted specific policies involving possible conflicts of interest.

EXECUTIVE COMPENSATION.

HDL's officers and directors do not receive any compensation for their services rendered to HDL, have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with HDL.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by HDL for the benefit of its employees.

No interest is payable by HDL on loans made to it by its directors which, to date, total $1,515. Of this $1,515, $415 is owed to Christopher Farber, $600 is owed to William J. Little and $500 is owed to Philip Cassis.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

HDL has no properties and at this time no agreements to acquire any properties. In addition to its Nevada agent's registered address, HDL is using as its corporate office the address of one of its directors, Christopher D. Farber, at 2602-1111 Beach Avenue, Vancouver, B.C. Canada, at no cost to HDL save for expenses incurred on behalf of HDL. These expenses are being accrued with no interest payable and no fixed date of repayment by HDL. This arrangement is expected to continue until completion of the acquisition of a target company.

On September 6, 2002 a number of persons who are immediate family members of two directors, William J. Little and Philip Cassis, purchased shares in HDL.

These persons, their relationship to these directors and the number of shares they purchased is as follows:

Tania Little                         2,000 common shares at $0.001 per share
(spouse of William Little)

Deborah A. Little                    2,000 common shares at $0.001 per share
(daughter of William Little)

Lloyd Little                         2,000 common shares at $0.001 per share
(brother of William Little)

Lorna Seaton                         4,000 common shares at $0.001 per share (1)
(spouse of Philip Cassis)

Jason Cassis                         2,000 common shares at $0.001 per share
(son of Philip Cassis)

Andrea Cassis                        2,000 common shares at $0.001 per share
(daughter of Philip Cassis)

(1) 2,000 of the common shares purchased by Lorna Seaton were purchased by Hammer Holdings (St. Thomas) Inc., a company in which she owns 100% of the issued and outstanding common shares. 2,000 common shares are registered to her personally.
(2) Other shareholders are non-immediate family members and friends of the directors and officers of HDL.

DESCRIPTION OF SECURITIES.

HDL is currently authorized to issue one hundred million (100,000,000) shares of common stock at par value of $0.001 per share of which 90,000 shares were issued and outstanding as of the date of this Registration Statement. Each outstanding share of common stock entitles the holder to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

The holders of common stock (i) have equal rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of HDL; (ii) are entitled to share ratably in all of the assets of HDL available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of HDL; (iii) do not have preemptive, subscription or conversion rights, and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

Transfers of HDL's stock are limited in its Articles to transfers which are permitted by law (including securities laws). This could, in some circum-stances, act to delay, defer or prevent a change in control of HDL.

Reports to Stockholders.

HDL intends to furnish its stockholders with annual reports containing audited financial statements as soon as practicable after the end of each fiscal year. HDL's fiscal year ends on December 31 of each calendar year. In addition, HDL intends to issue unaudited interim reports and financial statements on a quarterly basis.

Dividends.

HDL has not declared any dividends since inception, and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by HDL of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, upon its earn-ings, capital requirements and financial condition, as well as other relevant factors.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

There is no trading market for HDL's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of 1933, as amended (the "Securities Act") and of companies which file reports under Sections 13 or 15(d) of the Securities Exchange Act. HDL intends to file such reports. As a result, sales of HDL's common stock in the secondary trading market by the holders thereof may be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker).

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to HDL, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for trans-actions in penny stocks, the broker or dealer must (i) obtain financial inform-ation and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

If, after a merger or acquisition, HDL does not meet the qualifications for listing on the Nasdaq Stock Market Inc.'s SmallCap Market ("NASDAQ_SCM"), HDL's securities may be traded on the OTCBB or proposed BBX Exchange. The OTCBB and proposed BBX Exchange markets differ from national and regional stock exchanges in that they (1) are not sited in a single location but operate through commun-ication of bids, offers and confirmations between broker-dealers; and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. HDL may seek to have its securities quoted on the OTCBB, BBX Exchange or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc.

HDL does not presently meet the requirements to list on the NASDAQ_SCM or on the proposed BBX Exchange.

LEGAL PROCEEDINGS.

There is no litigation pending or threatened by or against HDL, its directors or its officers.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE.

HDL has not changed accountants since its formation and there are no disagree-ments with the findings of its accountants. The firm of Labonte & Co. has been and remains the accountants for HDL.

RECENT SALES OF UNREGISTERED SECURITIES.

HDL has sold a total of 90,000 shares of common stock, all of which were unregistered securities, under Regulation S. All of the persons who purchased these shares are residents of Canada and have been advised that:

-  the Articles of HDL restrict the transfer of their shares;
-  the shares have not been registered under the Securities Act of 1933; and
- the shares may not be offered or resold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements (such as Regulation S or Rule 144) is available.

All persons who purchased stock represented to HDL in writing that they were purchasing the shares for investment only and for their own account and not with a view to resale or distribution thereof, except in accordance with applicable securities laws.

All of the certificates representing the 90,000 shares of common stock have been legended with a resale restriction legend indicating that the shares may not be eligible for resale in the United States unless first registered under the Securities Act of 1934 or unless an exemption from such registration (such as Rule 144 or another exemption) is available.

INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Nevada Revised Statutes Chapter 78, Private Corporations, section 78.140, provides that a Nevada corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents, against judgments, penalties, fines, settlements, and reasonable expenses incurred in any action, suit or proceeding: but if the person is found liable to HDL or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person and shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to HDL. The By-Laws of HDL restrict the circumstances under which a company is required or permitted to indemnify a person. In particular, HDL is not required to indemnify a director for liabilities under the Securities Act of 1933 although it generally will indemnify directors against other losses.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING HDL PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE


FINANCIAL STATEMENTS

Index
                                                                  Page

Report of Independent Auditors dated October 8, 2002              F-1

Balance Sheet as of September 30, 2002                            F-2

Statement of Operations for the period
April 25, 2002 (inception) to September 30, 2002                  F-3

Statement of Stockholders' Equity for the period
April 25, 2002 (inception) to September 30, 2002                  F-4

Statement of Cash Flows for the period
April 25, 2002 (inception) to September 30, 2002                  F-5

Notes to Financial Statements                                     F-6

                              HDL CAPITAL CORP.
                       (A Development Stage Company)

                            FINANCIAL STATEMENTS

                             SEPTEMBER 30, 2002

AUDITORS' REPORT

BALANCE SHEET

STATEMENT OF OPERATIONS

STATEMENT OF STOCKHOLDERS' EQUITY

STATEMENT OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

F-1
LABONTE & CO.
C H A R T E R E D   A C C O U N T A N T S
610 - 938 Howe Street
Vancouver, BC  Canada  V6Z  1N9
Telephone  (604) 682-2778
Facsimile  (604) 689-2778
Email:     info@labonteco.com

                            AUDITORS' REPORT

To the Stockholders and Board of Directors of HDL Capital Corp.

We have audited the balance sheet of HDL Capital Corp. (a development stage company) as at September 30, 2002 and the statements of operations, changes in stockholders' equity and cash flows for the period from April 25, 2002 (inception) to September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and the results of its operations and cash flows and the changes in stockholders' equity for the period from April 25, 2002 (inception) to September 30, 2002 in accordance with generally accepted accounting principles in the United States.

"LaBonte & Co."                                  Vancouver, B.C.

CHARTERED ACCOUNTANTS                            October 8, 2002


COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors would require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1. Our report to the Stockholders and Board of Directors dated October 8, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

"LaBonte & Co."                                 Vancouver, B.C.

CHARTERED ACCOUNTANTS                           October 8, 2002



F-2                       HDL CAPITAL CORP.
                     (A Development Stage Company)
                            BALANCE SHEET
                                                          September 30, 2002
-----------------------------------------------------------------------------
                                    ASSETS                             $
CURRENT ASSETS
  Cash                                                                   733
-----------------------------------------------------------------------------
                                                                         733
=============================================================================

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued liabilities                               750
  Due to related parties (Note 4)                                      1,515
-----------------------------------------------------------------------------
                                                                       2,265
CONTINGENCIES (Note 1)

STOCKHOLDERS' EQUITY (CAPITAL DEFICIENCY)
  Capital stock (Note 3)
  Authorized
   Common stock, $0.001 par value, 100,000,000 shares
  Issued and outstanding
   90,000 shares of common stock                                          90
  Deficit accumulated during development stage                        (1,622)
-----------------------------------------------------------------------------
                                                                      (1,532)
-----------------------------------------------------------------------------
                                                                          733
=============================================================================

The accompanying notes are an integral part of these financial statements

F-3                         HDL CAPITAL CORP.
                      (A Development Stage Company)
                         STATEMENT OF OPERATIONS
                                                               April 25, 2002
                                                              (inception) to
                                                           September 30, 2002
------------------------------------------------------------------------------
GENERAL AND ADMINISTRATIVE EXPENSES
  Office and general                                                     872
  Professional fees                                                      750
-----------------------------------------------------------------------------

NET LOSS FOR THE PERIOD                                                (1,622)
==============================================================================

BASIC NET LOSS PER SHARE                                                (0.11)
==============================================================================

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                             14,151

The accompanying notes are an integral part of these financial statements



F-4                          HDL CAPITAL CORP.
                       (A Development Stage Company)
                     STATEMENT OF STOCKHOLDERS' EQUITY

       FOR THE PERIOD FROM APRIL 25, 2002 (INCEPTION) TO SEPTEMBER, 2002

                                                        Deficit
                             Capital Stock            Accumulated  Stockholders
                             Number         Additional During the     Equity
                               Of            Paid in   Development   (Capital
                             Shares  Amount  Capital      Stage     Deficiency)
-----------------------------------------------------------------------------
                                        $        $          $           $
Common stock issued for
cash at $0.001 per share
  September 6, 2002          90,000     90       -          -            90
=============================================================================
Net loss for the period
April 25, 2002
  (inception) to
   September 30, 2002         -         -        -       (1,622)     (1,622)
-----------------------------------------------------------------------------
Balance,
  September 30, 2002        90,000      90       -       (1,622)     (1,532)
=============================================================================

The accompanying notes are an integral part of these financial statements

F-5                          HDL CAPITAL CORP.
                       (A Development Stage Company)
                          STATEMENT OF CASH FLOWS
                                                             April 25, 2002
                                                             (inception) to
                                                           September 30, 2002
------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES                                    $
  Net loss for the period                                            (1,622)

  Adjusted for item not involving cash:
  - accounts payable                                                    750
----------------------------------------------------------------------------

NET CASH USED IN OPERATING ACTIVITIES                                  (872)
-----------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds on sale of common stock                                       90
  Advances from related parties                                       1,515
-----------------------------------------------------------------------------
NET CASH FLOWS FROM FINANCING ACTIVITIES                              1,605
-----------------------------------------------------------------------------
INCREASE IN CASH                                                        733
CASH, BEGINNING OF PERIOD                                                 -
-----------------------------------------------------------------------------

CASH, END OF PERIOD                                                     733
============================================================================
The accompanying notes are an integral part of these financial statements


F-6
                            HDL CAPITAL CORP.
                      (A Development Stage Company)
                      NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

The Company is in the initial development stage and has incurred losses since inception totalling $1,622. To date the Company has had no business operations and was organized for the purpose of creating a corporate vehicle to locate and acquire an operating business. The ability of the Company to continue as a going concern is dependent on raising capital to acquire a business venture and ultimately to attain profitable operations. Accordingly, these factors raise substantial doubt as to the Company's ability to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
The Company was incorporated on April 25, 2002 in the State of Nevada. The Company's fiscal year end is December 31 with its initial period being from April 25, 2002 (inception) to December 31, 2002.

Basis of presentation
These financial statements are presented in United States dollars and have been prepared in accordance with United States generally accepted accounting principles.

Use of Estimates and Assumptions
Preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assump-tions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all liquid investments, with an original maturity of three months or less when purchased, to be cash equivalents.

Fair Value of Financial Instruments
In accordance with the requirements of SFAS No. 107, the Company has determined the estimated fair value of financial instruments using available market inform-ation and appropriate valuation methodologies. The fair value of financial instruments classified as current assets or liabilities approximate carrying value due to the short-term maturity of the instruments.

Net Loss per Common Share
Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share reflects the potential dilution of securities that could share in the earnings of the Company. Because the Company does not have any potentially dilutive securities, the accompanying presentation is only of basic loss per share.

Stock-Based Compensation
The Company has not adopted a stock option plan and accordingly has no stock-based compensation.

Income taxes
The Company follows the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to the taxable income in the years in which those differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recog-nized in income in the period that includes the date of enactment or substantive enactment. As at September 30, 2002 the Company had net operating loss carry-forwards; however, due to the uncertainty of realization the Company has provided a full valuation allowance for the deferred tax assets resulting from these loss carryforwards.

F-7
NOTE 3 - CAPITAL STOCK

The Company's capitalization is 100,000,000 common shares with a par value of $0.001 per share.

To September 30,2002 the Company has not granted any stock options and has not recorded any stock-based compensation.

NOTE 4 - RELATED PARTY TRANSACTIONS

During the period certain directors paid expenses on behalf of the company of $815 and made net advances to the Company of $700 leaving $1,515 due as at September 30, 2002. Amounts due to related parties are unsecured, non-interest bearing and have no specific terms of repayment.


NOTE 5 - INCOME TAXES

The Company has net operating loss carry-forwards of $1,622 which may be available to offset future taxable income. Due to the uncertainty of realization of these loss carry-forwards, a full valuation allowance has been provided for this deferred tax asset.


INDEX TO EXHIBITS AND EXHIBITS

3.1 Corporate Charter dated April 25, 2002

3.2  Articles of Incorporation

3.3  By-Laws of HDL Capital Corp.

23.1 Consent of Accountants to Inclusion of Audited Financial Statements


Exhibit 3.1: Corporate Charter Dated April 25, 2002

SECRETARY OF STATE

                                     [GRAPHIC OMITTED]

                                            C/S
                              THE GREAT SEAL OF THE STATE OF NEVADA


                                     CORPORATE CHARTER


I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that HDL CAPITAL CORP. did on April 25, 2002 file in this office the original Articles of Incorporation; that said Articles are nowon file and of record in the office of the Secretary of State of the State ofNevada, and further, that said Articles contain all the provisions required by the law of the State of Nevada.


IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office, in Carson City, Nevada, on April 25, 2002.


                                     /s/ Dean Heller


                                   Secretary of State

                           By      /s/ A. Friesen

                                   Certification Clerk

C/S



Exhibit 3.2 Articles of Incorporation


FILED# C10425-2002
       ---------

April 25, 200                    ARTICLES OF INCORPORATION
IN THE OFFICE OF                           of
/s/ Dean Heller                  North Pacific Capital Corp.
DEAN HELLER, SECRETARY OF STATE     A Nevada Corporation

   I, the undersigned, being the original incorporator herein named, for the purpose of forming a corporation under and pursuant to Chapter 78 of the Nevada

Revised Statutes the general corporation laws of the State of Nevada, to do business both within and without the State of Nevada, do make and file these

Articles of Incorporation hereby declaring and certifying that the facts herein stated are true:
                                     ARTICLE I
                                       NAME

The name of the corporation is HDL Capital Corp.

                                     ARTICLE 11
                                  PRINCIPAL OFFICE

   Section 2.01 Resident Agent. The name and address of its resident agent for service process is Resident Agents of Nevada, Inc. 711 S. Carson Suite 4 Carson City, Nevada 89701.

   Section 2.02 Other Offices. The corporation may also maintain offices for the transaction of any business at such other places within or without the State of Nevada as it may from time to time determine. Corporate business of every kind and nature may be conducted, and meetings of directors and shareholders held outside the State of Nevada with the same effect as if in the State of Nevada.

                                      ARTICLE III
                                        PURPOSE

   The corporation is organized for the purpose of engaging in any lawful activity, within or without the State of Nevada.

                                     ARTICLE IV
                                  SHARES OF STOCK

Section 4.01 Number and Class. The amount of the total authorized capital stock of this corporation is 100,000,000 shares of Common Stock with a par value of $0.001 designated as Common Stock. The Common Stock may be issued from time to time without action by the stockholders. The Common Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors.

The Board of Directors may issue such shares of common stock in one of more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions adopted by them.

Section 4.02 No Preemptive Rights. Holders of the Common Stock of the corporation shall not have any preference, preemptive right, or right of subscription to acquire any shares of the corporation authorized, issued or sold, or to be authorized, issued or sold, or to any obligations or shares authorized or issued or to be authorized or issued, and convertible into shares of the corporation, nor to any right of subscription thereto, other than the extent if any, the Board of Directors in its discretion, may determine from time to time.

Section 4.03 Assessment of Shares. The Common Stock of the corporation, after the amount of the subscription price has been paid, in money, property or services, as the directors shall determine, shall not be subject to assessment to pay the debts of the corporation, nor for any other purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles of Incorporation shall not be amended in this particular.

                                      ARTICLE V
                                      DIRECTORS

Section 5.01 Governing Board. The members of the board of the corporation shall be styled directors.

Section 5.02 Initial Board of Directors. The Board of Directors shall consist of at least one (1) but no more than five (5) members. The name(s) and address(s) of the initial members of the Board of Directors are as follows:


          NAME                              ADDRESS
          ----                              -------
Dwight Alan Teegardin of 711 S. Carson Suite 4 Carson City, Nevada 89701

These individuals shall serve as Directors until the first annual meeting of the shareholders or until the successors shall have been elected and qualified.

Section 5.03 Change in the Number of Directors. The number of directors may be increased or decreased by duly adopted amendment to the Bylaws of the corporation.

                                    ARTICLE VI
                                  INCORPORATORS

The name and address of the sole incorporator is Sandra L. Miller 711 S. Carson, Carson City, Nevada 89701

                                    ARTICLE VII
                                PERIOD OF DURATION

This corporation is to have A PERPETUAL existence.

                                    ARTICLE VIII
                        DIRECTORS, AND OFFICERS' LIABILITY

A director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but the article shall not eliminate or limit the liability of a director or officer for (1) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by the stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts and omissions prior to such repeal or modification.

                                      ARTICLE IX
                                      INDEMNITY

   Every person who was or is a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, or a person of whom he is the legal representative, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connections therewith.

Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this Article.

Without limiting the application of the foregoing, the Board of Directors may adopt Bylaws from time to time with respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as director or officer of another corporation, or as is representative in a partnership, joint venture, trust or other enterprises against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

The indemnification provided in this Article shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such person.

                                       ARTICLE X
                                      AMENDMENTS

Subject at all times to the express provisions of Section 4.03 which cannot be amended, this corporation reserves the right to amend, alter, change, or repeal any provision contained in these Articles of Incorporation or its Bylaws, in the manner now or hereafter prescribed by statute or by these Articles of Incorporation or said Bylaws, and all rights conferred upon the shareholders are granted subject to this reservation.

                                      ARTICLE X1
                                 POWERS OF DIRECTORS

   In furtherance, and not in limitation of the powers conferred by statue, the Board of Directors is expressly authorized:

(1) Subject to the Bylaws, if any, adopted by the shareholders, to make, alter or repeal the Bylaws of the corporation;

(2) To authorize and cause to be executed mortgages and liens, with or without limit as to amount, upon the real and personal property of the corporation;

(3) To authorize the guaranty by the corporation of securities, evidences of indebtedness and obligations of other persons, corporation and business entities;

(4) To set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and to abolish any such reserve; and

(5) By resolution adopted by a majority of the whole board, to designate one or more committees, each committee to consist of one or more of the directors of the corporation, which, to the extent provided in the resolution or in the By-laws of the Directors in the management of the business and affairs of the corporation, any may authorize the seal of the corporation to be affixed to all papers which may require it Such committee or committees shall have such name or names as may be stated in the Bylaws of the corporation or as may be determined from time to time by resolution adopted by the Board of Directors.

All corporate powers of the corporation shall be exercised by the Board of Directors except as otherwise provided herein or by law.

   IN WITNESS WHEREOF, I have hereunto set my hand this 22nd day of April, 2002 hereby declaring and certifying that the facts stated herein above are true.


                                                        /s/ Sandra L. Miller
                                              ------------------------------
                                                            Sandra L. Miller
                                                           Sole Incorporator




Exhibit 3.3: By-Laws of HDL Capital Corp.
TABLE OF CONTENTS
BY-LAWS
ARTICLE ONE - OFFICES

1.1  Registered Office
1.2  Other Offices

ARTICLE TWO - MEETINGS OF STOCKHOLDERS

2.1  Place
2.2  Annual Meetings
2.3  Special Meetings
2.4  Notices of Meetings
2.5  Purpose of Meetings
2.6  Quorum
2.7  Voting
2.8  Share Voting
2.9  Proxy
2.10  Written Consent in Lieu of Meeting

ARTICLE THREE - DIRECTORS

3.1  Powers
3.2  Number of Directors
3.3  Vacancies

ARTICLE FOUR - MEETINGS OF THE BOARD OF DIRECTORS

4.1  Place
4.2  First Meeting
4.3  Regular Meetings
4.4  Special Meetings
4.5  Notice
4.6  Waiver
4.7  Quorum
4.8  Adjournment

ARTICLE FIVE - COMMITTEES OF DIRECTORS

5.1  Power to Designate
5.2  Regular Minutes
5.3  Written Consent

ARTICLE SIX - COMPENSATION OF DIRECTORS

6.1  Compensation

ARTICLE SEVEN - NOTICES

7.1  Notice
7.2  Consent
7.3  Waiver of Notice

ARTICLE EIGHT - OFFICERS

8.1  Appointment of Officers
8.2  Time of Appointment
8.3  Additional Officers
8.4  Salaries
8.5  Vacancies
8.6  Chairman of the Board
8.7  Vice-Chairman
8.8  President
8.9  Vice-President
8.10  Secretary
8.11  Assistant Secretaries
8.12  Treasurer
8.13  Surety
8.14  Assistant Treasurer

ARTICLE NINE - CERTIFICATES OF STOCK

9.1  Share Certificates
9.2  Transfer Agents
9.3  Lost or Stolen Certificates
9.4  Share Transfers
9.5  Voting Shareholder
9.6  Shareholders Record

ARTICLE TEN - GENERAL PROVISIONS

10.1  Dividends
10.2  Reserves
10.3  Cheques
10.4  Fiscal Year
10.5  Corporate Seal

ARTICLE ELEVEN - INDEMNIFICATION

ARTICLE TWELVE - AMENDMENTS
12.1  By Shareholder
12.2  By Board of Directors


BY-LAWS

OF

HDL CAPITAL CORP.

A NEVADA CORPORATION

ARTICLE ONE

OFFICES

Section 1.1 Registered Office - The registered office of this corporation shall be in the Countyof Carson City, State of Nevada.

Section 1.2 Other Offices - The corporation may also have offices at such other places bothwithin and without the State of Nevada as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE TWO

MEETINGS OF STOCKHOLDERS

Section 2.1 Place - All annual meetings of the stockholders shall be held at the registered office of the corporation or at such other place within or without the State of Nevada as the directors shall determine. Special meetings of the stockholders may be held at such time and place within or without the State of Nevada as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof.

Section 2.2 Annual Meetings - Annual meetings of the stockholders, commencing with the year2002, shall be held within five months of the end of the fiscal year, or at such other time as may be set by the Board of Directors from time to time, at which the stockholders shall elect by vote a Board of Directors and transact such other business as may properly be brought before the meeting.

Section 2.3 Special Meetings - Special meetings of the stockholders, for any purpose or purposes,unless otherwise prescribed by statute or by the Articles of Incorporation, may be called by the President or the Secretary by resolution of the Board of Directors or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose of the proposed meeting.

Section 2.4 Notices of Meetings - Notices of meetings shall be in writing and signed by the President or a Vice-President or the Secretary or an Assistant Secretary or by such other person or persons as the directors shall designate. Such notice shall state the purpose or purposes for which the meeting is called and the time and the place, which may be within or without this State, where it is to be held. A copy of such notice shall be either delivered personally to or shall be mailed, postage prepaid, to each stockholder of record entitled to vote at such meeting not less than ten nor more than sixty days before such meeting. If mailed, it shall be directed to a stockholder at his address as it appears upon the records of the corporation and upon such mailing of any such notice, the service thereof shall be complete and the time of the notice shall begin to run from the date upon which such notice is deposited in the mail for trans-mission to such stockholder. Personal delivery of any such notice to any officer of a corporation or association or to any member of a partnership shall constitute delivery of such notice to such corporation, association or partner-ship. In the event of the transfer of stock after delivery of such notice of and prior to the holding of the meeting it shall not be necessary to deliver or mail notice of the meeting to the transferee.

Section 2.5	Purposes of Meetings - Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.6	Quorum - Two holders of stock which is issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Articles of Incorp-oration. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

Section 2.7	Voting - When a quorum is present or represented at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall be sufficient to elect directors or to decide any questions brought before such meeting, unless the question is one upon which by express provision of the statutes or of the Articles of Incorpor-ation, a different vote is required in which case such express provision shall govern and control the decision of such question.

Section 2.8	Share Voting - Each stockholder of record of the corporation shall be entitled at each meeting of stockholders to one vote for each share of stock standing in his name on the books of the corporation. Upon the demand of any stockholder, the vote for directors and the vote upon any question before the meeting shall be by ballot.

Section 2.9	Proxy - At any meeting of the stockholders any stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such instruments in writing shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all of the posers conferred by such written instrument upon all of the persons so designated unless the instrument shall otherwise provide. No proxy or power of attorney to vote shall be used to vote at a meeting of the stock-holders unless it shall have been filed with the secretary of the meeting when required by the inspectors of election. All questions regarding the qualifica-tion of voters, the validity of proxies and the acceptance or rejection of votes shall be decided by the inspectors of election who shall be appointed by the Board of Directors, or if not so appointed, then by the presiding officer of the meeting.

Section 2.10	Written Consent in Lieu of Meeting - Any action which may be taken by the vote of the stockholders at a meeting may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power, unless the provisions of the statues or of the Articles of Incorporation require a greater proportion of voting power to authorize such action in which case such greater proportion of written consents shall be required.

ARTICLE THREE

DIRECTORS

Section 3.1 Powers - The business of the corporation shall be managed by its Board of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

Section 3.2 Number of Directors - The number of directors which shall constitute the whole board shall be three (3). The number of directors may from time to time be increased or decreased to not less than one nor more than fifteen by action of the Board of Directors. The directors shall be elected at the annual meeting of the stockholders and except as provided in Section 2 of this Article, each director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

Section 3.3	Vacancies - Vacancies in the Board of Directors including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the stockholders. The holders of a two-thirds of the outstanding shares of stock entitled to vote may at any time peremptorily terminate the term of office of all or any of the directors by vote at a meeting called for such purpose or by a written statement file with the secretary or, in his absence, with any other officer. Such removal shall be effective immediately, even if successors are not elected simultaneously and the vacancies on the Board of Directors resulting therefrom shall be filled only by the stockholders.

A vacancy or vacancies in the Board of Directors shall be deemed to exist in case of the death, resignation or removal of any directors, or if the authorized number of directors be increased, or if the stockholders fail at any annual or special meeting of stockholders at which any director or directors are elected to elect the full authorized number of directors to be voted for at that meeting.

The stockholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors. If the Board of Directors accepts the resignation of a director tendered to take effect at a future time, the Board or the stockholders shall have power to elect a successor to take office when the resignation is to become effective.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of his term of office.

ARTICLE FOUR

MEETINGS OF THE BOARD OF DIRECTORS

Section 4.1 Place - Regular meetings of the Board of Directors shall be held at any place within or without the State which has been designated from time to time by resolution of the Board or by written consent of all members of the Board. In the absence of such designation regular meetings shall be held at the registered office of the corporation. Special meetings of the Board may be held either at a place so designated or at the registered office.

Section 4.2 First Meeting - The first meeting of each newly elected Board of Directors shall be held immediately following the adjournment of the meeting of stockholders and at the place thereof. No notice of such meeting shall be necessary to the directors in order legally to constitute the meeting, provided a quorum be present. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

Section 4.3 Regular Meetings - Regular meetings of the Board of Directors may be held without call or notice at such time and at such place as shall from time to time be fixed and determined by the Board of Directors.

Section 4.4 Special Meetings - Special Meetings of the Board of Directors may be called by the Chairman or the President or by any Vice-President or by any two directors.

Written notice of the time and place of special meetings shall be delivered personally to each director, or sent to each director by mail or by other form of written communication, charges prepaid, addressed to him at his address as is shown upon the records or is not readily ascertainable, at the place in which the meetings of the directors are regularly held. In case such notice is mailed or telegraphed, it shall be deposited in the United States mail or delivered through the telegraph company at least forty-eight (48) hours prior to the time of the holding of the meeting. In case such notice is delivered as above provided, it shall be so delivered at least twenty-four (24) hours prior to the time of the holding of the meeting. Such mailing, telegraphing or delivery as above provided shall be due, legal and personal notice to such director.

Section 4.5 Notice - Notice of the time and place of holding an adjourned meeting need not be given to the absent directors if the time and place be fixed at the meeting adjourned.

Section 4.6 Waiver - The transactions of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present, and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, or a consent to holding such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 4.7 Quorum - A majority of the authorized number of directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number be required by law or by the Articles of Incorporation. Any action of a majority, although not at a regularly called meeting, and the record thereof, if assented to in writing by all of the other members of the Board shall be as valid and effective in all respects as if passed by the Board in regular meeting.

Section 4.8 Adjournment - A quorum of the directors may adjourn any directors meeting to meet again at a stated day and hour; provided, however, that in the absence of a quorum, a majority of the directors present at any directors meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the Board.

ARTICLE FIVE

COMMITTEES OF DIRECTORS

Section 5.1 Power to Designate - The Board of Directors may, by resolution adopted by a majority of the whole Board, designate one or more committees of the corporation which, to the extent provided in the resolution, shall have and may exercise the power of the Board of Directors in the management of the business and affairs of the corporation and may have power to authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by the Board of Directors. The members of any such committee present at any meeting and not disqualified from voting may, whether or not they constitute a quorum, unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. At meetings of such committees, a majority of the members or alternate members shall constitute a quorum for the transaction of business, and the act of a majority of the members or alternate members at any meeting at which there is a quorum shall be the act of the committee.

Section 5.2 Regular Minutes - The committees shall keep regular minutes of their proceedings and report the same to the Board of Directors.

Section 5.3 Written Consent - Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board of Directors or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

ARTICLE SIX

COMPENSATION OF DIRECTORS

Section 6.1 Compensation - The directors may be paid their expenses of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like reimbursement and compensation for attending committee meetings.

ARTICLE SEVEN

NOTICES

Section 7.1 Notice - Notices to directors and stockholders shall be in writing and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the corporation. Notice by mail shall be deemed to be given at the time when the same shall be mailed. Notice to directors may also be given by telegram.

Section 7.2 Consent - Whenever all parties entitled to vote at any meeting, whether of directors or stockholders, consent, either by a writing on the records of the meeting or filed with the secretary, or by presence at such meeting and oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the doings of such meetings shall be as valid as if had at a meeting regularly called and noticed, and at such meeting any business may be transacted which is not excepted from the written consent or to the consideration of which no objection for want of notice is made at the time, and if any meeting be irregular for want of notice or of such consent, provided a quorum was present at such meeting, the proceedings of said meeting may be ratified and approve and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote at such meeting; and such consent or approval of stockholders may be proxy or attorney, but all such proxies and powers of attorney must be in writing.

Section 7.3 Waiver of Notice - Whenever any notice whatever is required to be given under the provisions of the statutes, of the Articles of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE EIGHT

OFFICERS

Section 8.1 Appointment of Officers - The officers of the corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. Any person may hold two or more offices.

Section 8.2 Time of Appointment - The Board of Directors at its first meeting after each annual meeting of stockholders shall choose a Chairman of the Board who shall be a director, and shall choose a President, a Secretary and a Treasurer, none of whom need be directors.

Section 8.3 Additional Officers - The Board of Directors may appoint a Vice-Chairman of the Board, Vice-Presidents and one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

Section 8.4 Salaries - The salaries and compensation of all officers of the corporation shall be fixed by the Board of Directors.

Section 8.5 Vacancies - The officers of the corporation shall hold office at the pleasure of the Board of Directors. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise shall be filled by the Board of Directors.

Section 8.6 Chairman of the Board - The Chairman of the Board shall preside at meetings of the stockholders and the Board of Directors, and shall see that all orders and resolutions of the Board of Directors are carried into effect.

Section 8.7 Vice-Chairman - The Vice-Chairman shall, in the absence or disability of the Chairman of the Board, perform the duties and exercise the powers of the Chairman of the Board and shall perform such other duties as the Board of Directors may from time to time prescribe.

Section 8.8 President - The President shall be the chief executive officer of the corporation and shall have active management of the business of the corporation. He shall execute on behalf of the corporation all instruments requiring such execution except to the extent the signing and execution thereof shall be expressly designated by the Board of Directors to some other officer or agent of the corporation.

Section 8.9 Vice-President - The Vice-President shall act under the direction of the President and in the absence or disability of the President shall perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe. The Board of Directors may designate one or more Executive Vice-Presidents or may otherwise specify the order of seniority of the Vice-Presidents. The duties and powers of the President shall descend to the Vice-Presidents in such specified order of seniority.

Section 8.10 Secretary - The Secretary shall act under the direction of the President. Subject to the direction of the President he shall attend all meetings of the Board of Directors and all meetings of the stockholders and record the proceedings. He shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the President or the Board of Directors.

Section 8.11 Assistant Secretaries - The Assistant Secretaries shall act under the direction of the President. In order of their seniority, unless otherwise determined by the President or the Board of Directors, they shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

Section 8.12 Treasurer - The Treasurer shall act under the direction of the President. Subject to the direction of the President he shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all monies and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the President or the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the corporation.

Section 8.13 Surety - If required by the Board of Directors, he shall give the corporation a bond in such sum and with such sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from the office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

Section 8.14 Assistant Treasurer - The Assistant Treasurer in the order of their seniority, unless otherwise determined by the President or the Board of Directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

ARTICLE NINE

CERTIFICATES OF STOCK

Section 9.1 Share Certificates - Every stockholder shall be entitled to have a certificate signed by any two of the President, Vice-President, Treasurer, Assistant Treasurer, Secretary or Assistant Secretary of the corporation, certifying the number of shares owned by him in the corporation. If the corporation shall be authorized to issued more than one class of stock or more than one series of any class, the designations, preferences and relative, participating, optional or other special rights of the various classes of stock or series thereof and the qualifications, limitations or restrictions of such rights, shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issued to represent such stock.

Section 9.2 Transfer Agents - If a certificate is signed (a) by a transfer agent other than the corporation or its employees or (b) by a registrar other than the corporation or its employees, the signatures of the officers of the corporation may be facsimiles. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall cease to be such officer before such certificate is issued, such certificate may be issued with the same effect as though the person had not ceased to be such officer. The seal of the corporation, or a facsimile thereof, may, but need not be, affixed to certificates of stock.

Section 9.3 Lost or Stolen Certificates - The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed upon the making of an affidavit to that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

Section 9.4 Share Transfers - Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation, if it is satisfied that all provisions of the laws and regulations applicable to the corporation regarding transfer and ownership of shares have been complied with, to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Where certificates for shares issued without registration under the Securities Act of 1933 are surrendered to the corporation or the transfer agent of the corporation for transfer, the corporation shall not transfer the shares represented thereby until it is satisfied that the transfer is made in accordance with the Securities Act of 1933 or an exemption from registration thereunder (such as Regulation S or Rule
144) and has also satisfied itself that the owner has complied with all applicable laws, statutes and regulations including, where applicable, Regulations S, D and M and Rule 144.

Section 9.5 Voting Shareholder - The Board of Directors may fix in advance a date not exceeding sixty (60) days nor less than ten (10) days preceding the date of any meeting of stockholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining the consent of entitled to notice of and to vote at any such meeting, and any adjournment thereof, or entitle to receive payment of any such dividend, or to give such consent, and in such case, such stockholders, and only such stockholders as shall be stockholders of record on the date so fixed, shall be entitled to notice of and to vote at such meeting, or any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, or to five such consent, as the case may be, notwithstanding any transfer of any stock on the books of the corporation after any such record dated fixed as aforesaid.

Section 9.6 Shareholders Record - The corporation shall be entitled to recognize the person registered on its books as the owner of shares to be the exclusive owner for all purposes including voting and dividends, and the corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

ARTICLE TEN

GENERAL PROVISIONS

Section 10.1 Dividends - Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in case, in property or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

Section 10.2 Reserves - Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends or for repairing or maintaining any property of the corporation or for such other purpose as the directors shall think conductive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

Section 10.3 Cheques - All cheques or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 10.4 Fiscal Year - The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

Section 10.5 Corporate Seal - The corporation may or may not have a corporate seal, as may from time to time be determined by resolution of the Board of Directors. If a corporate seal is adopted, it shall have inscribed thereon the name of the Corporation and the words "Corporate Seals" and "Nevada". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.


ARTICLE ELEVEN

INDEMNIFICATION

Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administra-tive or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the General Corporation Law of the State of Nevada from time to time against all expenses, liability and loss (including attorney's fees, judgements, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article. Such right of indemnification shall not extend to a liability of a director under the Securities Act of 1933 where, in the opinion of the SEC, it would be contrary to public policy to indemnify a director.

The Board of Directors may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

The Board of Directors may from time to time adopt further Bylaws with respect to indemnification and may amend these and such Bylaws to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Nevada.

ARTICLE TWELVE

AMENDMENTS

Section 12.1 By Shareholder - The Bylaws may be amended by a majority vote of all the stock issued and outstanding and entitled to vote at any annual or special meeting of the stockholders, provided notice of intention to amend shall have been contained in the notice of the meeting.

Section 12.2 By Board of Directors - The Board of Directors by a majority vote of the whole Board at any meeting may amend these Bylaws, including Bylaws adopted by stockholders, but the stockholders may from time to time specify particular provisions of the Bylaws which shall not be amended by the Board of Directors.

APPROVED AND ADOPTED effective the 25th day of April, 2002.

"Christopher D. Farber"
Secretary


Exhibit 23.1:  Consent of Accountants to Inclusion of Audited Financial
Statements


610 - 938 Howe Street
Vancouver, BC  Canada
V6Z 1N9
Telephone  (604) 682-2778
Facsimile  (604) 689-2778


LABONTE & COMPANY
Chartered Accountants





October 22, 2002


U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washingtion, D.C. 20549

Re: HDL Capital Corp. - Form 10 - SB Registration Statement

Dear Sirs:

As chartered accountants, we hereby consent to the inclusion or incorporation by reference in this Form 10-SB Registration Statement dated October 22, 2002, of the following:

- Our Auditor's Report to the Board of Directors and Stockholders of HDL Capital Corp. dated October 8, 2002 on the financial statements of the Company as at September 30, 2002 and for the period from April 25, 2002 (inception) to September 30, 2002.

Yours truly,



"LaBonte & Co."
LaBonte & Co.







SIGNATURE

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized

HDL CAPITAL CORP.
(Registrant)

Dated this 22nd day of October, 2002

By: "Philip Cassis"
Philip Cassis, President and Director

By: "Christopher D. Farber"
Christopher D. Farber, Secretary and Director

By: "William J. Little"
William J. Little, Treasurer and Director

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